UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mesa Air Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

590479135
(CUSIP Number)

Robert S. Rivkin
United Airlines Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606
(872) 825-4000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 590479135	SCHEDULE 13D	Page 2 of 7 pages
1	NAMES OF REPORTING PERSONS
United Airlines Holdings, Inc. 36-2675207

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9999998% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.
This percentage is based on a total of 40,420,611 Shares (as defined herein) outstanding as of February 7, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the SEC (as defined herein) on February 9, 2023.

CUSIP No: 590479135	SCHEDULE 13D	Page 3 of 7 pages
1	NAMES OF REPORTING PERSONS
United Airlines, Inc. 74-2099724

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,042,061

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,042,061

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,042,061

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.9999998% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

1.	This percentage is based on a total of 40,420,611 Shares outstanding as of February 7, 2023, as reported by the Issuer in its quarterly report on Form 10-Q, filed with the SEC on February 9, 2023.

CUSIP No: 590479135	SCHEDULE 13D	Page 4 of 7 pages

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on January 23, 2023 (the “Initial Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the common stock, no par value (the “Shares”), of Mesa Air Group, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented as follows:

Schedule A to the Initial Schedule 13D is hereby amended to add Garth Thompson as a director of UAL and reattached to this Amendment No. 1.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Each of the Equity Purchase Agreement and Registration Rights Agreement referenced in the Initial Schedule 13D were executed effective March 6, 2023.  With regards to the Equity Purchase Agreement, United and the Issuer entered into a subscription agreement (the “Subscription Agreement”) dated March 6, 2023, filed as Exhibit 99.2 hereto, to memorialize the terms and conditions of the issuance of 4,042,061 Shares to United, which the Issuer issued to United on January 13, 2023. As disclosed in the Initial Schedule 13D, pursuant to the terms of the Subscription Agreement, the Issuer granted United pro rata preemptive rights relating to the issuance of any equity securities that the Issuer may propose to issue or sell to any person in the future. The Registration Rights Agreement was also entered into on March 6, 2023 and is filed as Exhibit 99.3 hereto.  As disclosed in the Initial Schedule 13D, pursuant to the terms of the Registration Rights Agreement, the Issuer granted to United customary demand and piggyback registration rights in respect of publicly registered offerings of the Issuer, subject to usual and customary exceptions and limitations.

The foregoing description of each of the Subscription Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Subscription Agreement and the Registration Rights Agreement, a copy of each of which is filed hereto as Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment No. 1, and the terms of each of which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment No. 1 is incorporated by reference into this Item 6.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following documents as exhibits:

Exhibit Description

Exhibit 99.2*	Subscription Agreement, dated as of March 6, 2023, by and between Mesa Air Group, Inc. and United Airlines, Inc.
Exhibit 99.3*	Registration Rights Agreement, dated as of March 6, 2023, by and between Mesa Air Group, Inc. and United Airlines, Inc.

*Filed herewith

CUSIP No: 590479135	SCHEDULE 13D	Page 5 of 7 pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

United Airlines Holdings, Inc.

By:	/s/ Robert S. Rivkin
Name: Robert S. Rivkin
Title: Senior Vice President and Chief Legal Officer

United Airlines, Inc.

By:	/s/ Gerald Laderman
Name: Gerald Laderman
Title: Executive Vice President and Chief Financial Officer

March 8, 2023
Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No: 590479135	SCHEDULE 13D	Page 6 of 7 pages
SCHEDULE A

The following sets forth information concerning the executive officers and directors of UAL and United as of March 7, 2023, in response to Item 2 and Instruction C to Schedule 13D. Capitalized terms used herein have the meanings assigned thereto in the Schedule 13D to which this Schedule A relates.  The principal address of each of the executive officers and directors of UAL and United is 233 South Wacker Drive, Chicago, IL, 60606. Each of the executive officers and directors of UAL and United is a citizen of the United States unless otherwise indicated.

UNITED AIRLINES HOLDINGS, INC. – BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Edward M. Philip Chairman and Independent Director	Former Chief Operating Officer, Partners in Health
Carolyn Corvi Independent Director	Former Vice President and General Manager, The Boeing Company
Matthew Friend Independent Director	Executive Vice President and Chief Financial Officer, NIKE, Inc.
Barney Harford[1] Independent Director	Former Chief Operating Officer, Uber Technologies, Inc.
Michele J. Hooper Independent Director	President and Chief Executive Officer, The Directors’ Council
Walter Isaacson Independent Director	Advisory Partner, Perella Weinberg Partners
Richard Johnsen Director	Chief of Staff to the International President, International Association of Machinists and Aerospace Workers
James A. C. Kennedy Independent Director	Former President and Chief Executive Officer, T. Rowe Price Group, Inc.
Scott Kirby Director and Chief Executive Officer	Chief Executive Officer, United Airlines Holdings, Inc.
Edward L. Shapiro Independent Director	Former Managing Partner, PAR Capital Management, Inc.
Garth Thompson Director	United Pilot and Chair of the United Airlines Pilots Master Executive Council of the Air Lines Pilots Association, International
Laysha Ward Independent Director	Executive Vice President, Chief External Engagement Officer, Target Corporation
James M. Whitehurst Independent Director	Senior Advisor, International Business Machines Corporation

UNITED AIRLINES HOLDINGS, INC. – EXECUTIVE OFFICERS

Name	Title
Scott Kirby	Chief Executive Officer
Brett J. Hart	President
Torbjorn (Toby) J. Enqvist	Executive Vice President and Chief Operations Officer
Kate Gebo	Executive Vice President Human Resources and Labor Relations
Linda P. Jojo	Executive Vice President and Chief Customer Officer
Gerald Laderman	Executive Vice President and Chief Financial Officer
Andrew Nocella	Executive Vice President and Chief Commercial Officer

1 Barney Harford is a citizen of the United Kingdom.

CUSIP No: 590479135	SCHEDULE 13D	Page 7 of 7 pages
UNITED AIRLINES, INC. – BOARD OF DIRECTORS

Name and Position	Present Principal Occupation or Employment
Brett J. Hart Director	President
Scott Kirby Director	Chief Executive Officer
Gerald Laderman Director	Executive Vice President and Chief Financial Officer

UNITED AIRLINES, INC. – EXECUTIVE OFFICERS

Name	Title
Scott Kirby	Chief Executive Officer
Brett J. Hart	President
Torbjorn (Toby) J. Enqvist	Executive Vice President and Chief Operations Officer
Kate Gebo	Executive Vice President Human Resources and Labor Relations
Gregory L. Hart	Executive Vice President and Chief Growth Officer
Linda P. Jojo	Executive Vice President and Chief Customer Officer
Gerald Laderman	Executive Vice President and Chief Financial Officer
Andrew Nocella	Executive Vice President and Chief Commercial Officer
Jonathan Roitman	Executive Vice President and Special Advisor